82-1306



Royal Wessanen nv

Corporate Communications

Beneluxlaan 9 · P.O. Box 2635
NL - 3500 GP Utrecht · The Netherlands
t +31 30 298 88 31 · f +31 (0)30 298 88 16
corporate.communications@wessanen.com
www.wessanen.com

press release



Utrecht, April 21, 2006

Wessanen certificates to be converted to ordinary shares

The Executive Board of Royal Wessanen nv announces that preceding the Annual General Meeting of Shareholders, held on April 20, 2006, the meeting of holders of certificates has approved the discontinuation of administration of share certificates. As a result of this decision, all Wessanen certificates will be converted to ordinary shares. The subsequent Shareholders' Meeting granted the increase in dividend to EUR 0.65 per share and approved the appointment of two new Board members.

Abolishment of certification

As a final step in the alignment of Wessanen's corporate governance with the Dutch Corporate Governance Code ('Tabaksblat Code'), Wessanen shareholders today approved the proposal to grant unlimited proxy voting at all times. As a result of this decision, share certificates will be eliminated and as such the protective character of the 'Stichting Administratiekantoor van Aandelen Wessanen' (Trust) abolished. From now on, only ordinary shares Royal Wessanen will be traded on the stock exchange of Euronext Amsterdam. The activities of the Trust will shortly be discontinued.

New Board members appointed

The Meeting approved the appointment of Mrs M.C. (Marie-Christine) Lombard as Member of the Supervisory Board as well as the appointment of Mr H. (Han) Wagter as Chief Financial Officer and Member of the Executive Board of Royal Wessanen nv.

Dividend EUR 0.65 per share

Finally the AGM approved payment of dividend of EUR 0.65 per share, compared to EUR 0.58 per share as paid year-on-year since 1993. The pay-out equals an amount of EUR 47.2 million.

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Taking into account the interim dividend of EUR 0.20 per share paid out in September 2005, the total distribution to be paid out on May 4, 2006, amounts to EUR 0.45 per share.

Executive Board
Royal Wessanen nv

For more information, please contact Corporate Communications; phone + 31 (0)30 29 88 831; e-mail corporate.communications@wessanen.com